VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	2,245,756
Investments in marketable securities (cost $6,611,761)		7,043,151
Distribution income receivable		21,463
Commissions receivable		3,424
Due from affiliates		3,657,493
Prepaid expenses and other current assets		794,204
Furniture and equipment, less accumulated depreciation of $286,100		5,520
Total assets	$	13,771,011

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	888,830
Income tax payable		4,220
Deferred tax liability, net		94,247
Due to affiliate		142,941
Total liabilities		1,130,238
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(73,790,575)
Total stockholder's equity		12,640,773
Total liabilities and stockholder's equity	$	13,771,011

See accompanying notes to Statement of Financial Condition.